[Del Laboratories, Inc. Letterhead]

July 14, 2006

BY EDGAR

Pamela A. Long, Esq.

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Del Laboratories, Inc.

Registration Statement on Form S-4, File No. 333-131293

Dear Ms. Long:

This letter sets forth the responses of Del Laboratories, Inc. (the “Company”) to the comments contained in your letter dated June 30, 2006 relating to Amendment No. 1 to the Registration Statement on Form S-4 (the “Registration Statement”) of the Company filed with the Securities and Exchange Commission (the “Commission”) on June 8, 2006. The comments of the Commission are set forth in bold/italicized text below, and the Company’s responses are set forth in plain text immediately beneath each comment.

The Company is filing Amendment No. 2 (“Amendment No. 2”) to the Registration Statement along with this letter. Enclosed are three copies of a clean version of Amendment No. 2, as well as three copies of a blacklined version of Amendment No. 2, marked to show changes from Amendment No. 1 to the Registration Statement filed on June 8, 2006.

General

1.

We note your response to prior comment 2. However, it is unclear whether you or your auditors have identified these deficiencies as significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect your ability to record, process, summarize and report

Pamela A. Long, Esq.	2	July 14, 2006

financial information. If so, please add a risk factor describing these deficiencies.

At the time of assessing the effectiveness of the Company’s disclosure controls and procedures in connection with the Company’s periodic reports, the Company’s management did not, and currently does not, consider the internal control deficiencies relating to fixed assets and management information systems (the “Deficiencies”), described in the Company’s response letter, dated June 8, 2006, to Pamela A. Long, Esq., (1) to be either material weaknesses or significant deficiencies in the design or operation of the Company’s internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information or (2) to impact adversely management’s conclusion in the Company’s periodic reports as to the effectiveness of the Company’s disclosure controls and procedures. In addition, management does not consider the remediation efforts described in the June 8th response letter to constitute material changes in the Company’s internal control over financial reporting or disclosure controls and procedures. In connection with its audits of the Company’s 2004 and 2005 consolidated financial statements, the Company’s auditor, KPMG LLP, did not consider the Deficiencies to be either material weaknesses or reportable conditions (the Company’s auditor is not required to audit the Company’s internal control over financial reporting in accordance with PCAOB Auditing Standard No. 2). Accordingly, the Company does not believe that a risk factor or other disclosure in the Registration Statement with respect to the Deficiencies is warranted.

For the same reasons, in response to the Staff’s Comment No. 4 below, management does not believe that an amendment to the Company’s most recent Form 10-Q to disclose the Deficiencies and remediation plans is warranted.

We will require a significant amount of cash…page 10

2.	We note your response to prior comment 6. However, your disclosure implies that you have positive cash flows from operations, which, in addition to borrowings, will provide sufficient funds to address debt service requirements, working capital needs and planned capital expenditures. Please revise and clarify that you have negative cash flows from operating activities. Also clarify your statement that you expect to generate cash flow from operations for the balance of 2006.

The Company has revised the disclosure on pages 10 and 11 of Amendment No. 2 in response to the Staff’s comment.

Pamela A. Long, Esq.	3	July 14, 2006

Description of Other Indebtedness, page 91

3.	We note your response to prior comment 11. Please quantify or describe in greater detail, as applicable, the limitations in the material covenants in the asset-based revolving credit facility and the senior subordinated notes.

The Company has revised the disclosure on pages 92 through 94 of Amendment No. 2 in response to the Staff’s comment.

Form 10-Q for the Quarterly Period Ended March 31, 2006

4.	We note your response to prior comment 15. Please amend your most recent Form 10-Q to disclose the deficiencies and remediation plans you identify. Please clarify whether you or your auditors have identified any significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect your ability to record, process, summarize and report financial information. If so, please describe them in detail. Provide similar disclosure, as applicable, in your future periodic reports.

Please see the Company’s response to Comment No. 1 above.

*  *  *

Pamela A. Long, Esq.	4	July 14, 2006

If you have any questions regarding this letter or I can provide any further information, please do not hesitate to call me at (516) 844-2050.

Sincerely,

/s/ Joseph Sinicropi
Joseph Sinicropi

cc:	Peter J. Loughran
Debevoise & Plimpton LLP